SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

Triangle Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

89600B102
(CUSIP Number)

August 28, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89600B102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ActOil Bakken, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,350,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,350,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,350,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%*
12.	TYPE OF REPORTING PERSON* OO

*Based on 83,192,861 shares of the Issuer's common stock outstanding as of August 30, 2013, which amount was provided by the Issuer.

CUSIP No. 89600B102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TIAA Oil and Gas Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,350,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,350,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,350,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%*
12.	TYPE OF REPORTING PERSON* OO

*Based on 83,192,861 shares of the Issuer's common stock outstanding as of August 30, 2013, which amount was provided by the Issuer.

CUSIP No. 89600B102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Teachers Insurance and Annuity Association of America
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,350,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,350,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,350,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%*
12.	TYPE OF REPORTING PERSON* IC

*Based on 83,192,861 shares of the Issuer's common stock outstanding as of August 30, 2013, which amount was provided by the Issuer.

Item 1(a).	Name of Issuer:

Triangle Petroleum Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1200 17th Street, Suite 2600 Denver, CO 80202

Item 2(a).	Name of Person Filing:

ActOil Bakken, LLC
TIAA Oil and Gas Investments, LLC
Teachers Insurance and Annuity Association of America

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

730 Third Avenue New York, NY 10017

Item 2(c).	Citizenship:

ActOil Bakken, LLC – Delaware TIAA Oil and Gas Investments, LLC – Delaware Teachers Insurance and Annuity Association of America – New York

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

89600B102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

(a)
ActOil Bakken, LLC owns 11,350,000 shares of the Issuer's common stock.  ActOil Bakken, LLC is a wholly owned subsidiary of TIAA Oil and Gas Investments, LLC, its sole member.  TIAA Oil and Gas Investments, LLC is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America, its sole member. Because of the foregoing relationships, each of ActOil Bakken, LLC, TIAA Oil and Gas Investments, LLC and Teachers Insurance and Annuity Association of America may be deemed to beneficially own all of the shares of the Issuer's common stock held by ActOil Bakken, LLC.

(b)	Percent of class: ActOil Bakken, LLC – 13.6% TIAA Oil and Gas Investments, LLC – 13.6% Teachers Insurance and Annuity Association of America – 13.6%

(c)
ActOil Bakken, LLC:
(i) Sole power to vote or to direct the vote – 0
(ii) Shared power to vote or to direct the vote – 11,350,000
(iii) Sole power to dispose or to direct the disposition of – 0
(iv) Shared power to dispose or to direct the disposition of – 11,350,000

TIAA Oil and Gas Investments, LLC:
(i) Sole power to vote or to direct the vote – 0
(ii) Shared power to vote or to direct the vote – 11,350,000
(iii) Sole power to dispose or to direct the disposition of – 0
(iv) Shared power to dispose or to direct the disposition of – 11,350,000

Teachers Insurance and Annuity Association of America:
(i) Sole power to vote or to direct the vote – 0
(ii) Shared power to vote or to direct the vote – 11,350,000
(iii) Sole power to dispose or to direct the disposition of – 0
(iv) Shared power to dispose or to direct the disposition of – 11,350,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2013
ACTOIL BAKKEN, LLC

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: President

Dated: September 4, 2013	TIAA OIL AND GAS INVESTMENTS, LLC

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: President

Dated: September 4, 2013	TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: Managing Director

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of September 4, 2013

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: September 4, 2013
ACTOIL BAKKEN, LLC

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: President

Dated: September 4, 2013	TIAA OIL AND GAS INVESTMENTS, LLC

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: President

Dated: September 4, 2013	TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: Managing Director